UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NERDY INC.**
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

64081V109
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Formerly known as TPG Pace Tech Opportunities Corp.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. 64081V109		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,256,202

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,256,202

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,256,202

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

SCHEDULE 13G
CUSIP No. 64081V109		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,256,202

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,256,202

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,256,202

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 64081V109		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,400,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,400,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

SCHEDULE 13G
CUSIP No. 64081V109		Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Nerdy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 S. Hanley Rd., Suite 300, St. Louis, MO 63105

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Light Street Capital Management, LLC (“LSCM”);
ii)	Glen Thomas Kacher (“Mr. Kacher”); and
iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein), held for the account of Mercury, an exempted limited partnership in the Cayman Islands, Light Street Tungsten Master Fund, L.P., an exempted limited partnership in the Cayman Islands (“Tungsten”) and Light Street Halo, L.P., a Delaware limited partnership (“Halo”). LSCM serves as investment adviser and general partner to Mercury, and, in such capacity, exercises voting and investment power over the Shares held in the account for Mercury. Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;
ii)	Mr. Kacher is a citizen of the United States of America; and
iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value (“Shares”)

Item 2(e).	CUSIP Number:

64081V109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G
CUSIP No. 64081V109		Page 6 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, each of LSCM and Mr. Kacher may be deemed the beneficial owner of 11,256,202 Shares. This amount consists of: (A) 9,100,000 Shares held for the account of Mercury; (B) 1,300,000 Shares that can be acquired upon exercise of warrants held for the account of Mercury; (C) 720,309 Shares held for the account of Tungsten; and (D) 135,893 Shares held for the account of Halo.

Item 4(b)	Percent of Class:

As of December 31, 2021, each of LSCM and Mr. Kacher may be deemed the beneficial owner of 13.2% of Shares outstanding, including approximately 12.2% of Shares outstanding held for the account of Mercury. (These percentages are based on the sum of (i) 83,875,296 Shares outstanding as of November 11, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021, and (ii) the 1,300,000 Shares issuable upon conversion of warrants held for the account of Mercury, which Shares have been added to the number of Shares outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.)

Item 4(c)	Number of Shares as to which such person has:

LSCM and Mr. Kacher:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	11,256,202
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	11,256,202

Mercury:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,400,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,400,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 64081V109		Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC
By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher
By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.
By:	Light Street Capital Management, LLC
By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 14, 2022

SCHEDULE 13G
CUSIP No. 64081V109		Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9

SCHEDULE 13G
CUSIP No. 64081V109		Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Nerdy Inc. dated as of February 14, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC
By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher
By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.
By:	Light Street Capital Management, LLC
By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 14, 2022